SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*  (Amendment No. 1)

Five Oaks Investment Corp.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

33830W106

(CUSIP Number)

Matthew J. Murabito, Esq.
General Counsel
XL Group Investments LLC
1540 Broadway, 25th Floor
New York, New York 10036
(212) 915-6140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B Stebbins, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

May 26, 2013

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33830W106	Page 2 of 8 pages

1		NAMES OF REPORTING PERSONS XL Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,354,167
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,354,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.43%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106	Page 3 of 8 pages

1		NAMES OF REPORTING PERSONS XL Group Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,354,167
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,354,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.43%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106	Page 4 of 8 pages

1		NAMES OF REPORTING PERSONS XL Insurance (Bermuda) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,362,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,362,342
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.51%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106	Page 5 of 8 pages

1		NAMES OF REPORTING PERSONS XL Group Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,362,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,354,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,362,342
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.51%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on April 8, 2013 (the “Original Schedule 13D”) (the Original Schedule 13D and Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 1 relates to the common stock, par value $0.01 per share (“Common Stock”), of Five Oaks Investment Corp., a Maryland corporation (the “Company”).

This Amendment No. 1 is being filed to update the beneficial ownership information in the Schedule 13D as a result of the warrants (the “Warrants”) to purchase 3,125,000 shares of Common Stock at an exercise price per share equal to $15.75, which Warrants are held by XL Investments Ltd, a Bermuda limited liability company (“XL Investments”), being exerciseable by XL Investments within 60 days.

Item 5.Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)           As of May 26, 2013, each of XL Investments and XLGI Ltd may be deemed to beneficially own 6,354,167 shares of Common Stock, representing 60.43% of the outstanding shares of Common Stock, based on 7,389,250 shares of Common Stock outstanding as of May 3,  2013, as reported by the Company in its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013, and giving effect to the 3,125,000 shares of Common Stock issuable upon exercise of the Warrants.  As of May 26, 2013, each of XL Insurance and XLGI LLC may be deemed to beneficially own 6,362,342 shares of Common Stock, representing 60.51% of the outstanding shares of Common Stock, based on 7,389,250 shares of Common Stock outstanding as of May 3,  2013 and giving effect to the 3,125,000 shares of Common Stock issuable upon exercise of the Warrants.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b)           Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of 6,354,167 shares of Common Stock it may be deemed to beneficially own.  In addition, each of XL Insurance and XLGI LLC share the power to vote or to direct the vote of 8,175 additional shares of Common Stock they may be deemed to beneficially own.

(c)           As described above, (i) on March 27, 2013, pursuant to its prior agreements, XL Investments purchased 1,666,667 shares of Common Stock pursuant to the Private Placement for an aggregate purchase price of $25,000,005.00, (ii) on March 27, 2013, Oak Circle distributed 8,175 shares of Common Stock to XL Global in accordance with the terms and provisions of the Plan Letter Agreement described above, and (iii) on May 26, 2013, the Warrants became exerciseable by XL Investments within 60 days and thus may be deemed to be benencially owned by each of the Reporting Persons.

No other transactions in Common Stock were effected during the past sixty days by the Reporting Person or, to their knowledge, any of the Scheduled Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013	XL INVESTMENTS LTD By: /s/ George Bumeder
Name: George Bumeder Title: Authorized Person
Dated: May 28, 2013	XL GROUP INVESTMENTS LTD By: /s/ George Bumeder
Name: George Bumeder Title: Authorized Person
Dated: May 28, 2013	XL INSURANCE (BERMUDA) LTD By: /s/ George Bumeder
Name: George Bumeder Title: Authorized Person
Dated: May 28, 2013	XL GROUP INVESTMENTS LLC By: /s/ George Bumeder
Name: George Bumeder Title: Authorized Person